March 22, 2012

VIA EDGAR AND OVERNIGHT MAIL

Mr. James B. Rosenberg

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Universal Insurance Holdings, Inc.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 8, 2011, File No. 001-33251

Verbal Follow-up Comments to Response Letter Dated March 8, 2012

Dear Mr. Rosenberg:

This letter is in response to the verbal follow-up comments from you and Ms. Dana Hartz received subsequent to our response letter dated March 8, 2012 regarding our Form 10-Q for the quarterly period ended September 30, 2011. Your verbal follow-up comments are paraphrased below followed by our response.

Please note that language included in this response will be incorporated, as indicated below, into our future periodic reports, including our Annual Report on Form 10-K that we expect to file shortly. In addition, we intend to classify amounts held in trust and on deposit with state regulatory agencies in connection with the T25 arrangement as restricted cash and cash equivalents separate and apart from cash and cash equivalents on our consolidated balance sheets.

Comments:

•	Please provide clarifying language that better explains the business purpose of the T25 arrangement.

•

Please indicate the impact to the Insurance Entities’ (defined herein) statutory capital and surplus if they were not to obtain reinsurance coverage with third parties or with the segregated account T25.

•	What is the benefit of the T25 arrangement to both the Insurance Entities and Universal Insurance Holdings, Inc. (“UIH”)?

•	Please provide UIH’s interpretation of the rules as to the proper classification on the balance sheet of amounts held in trust and on deposit with state regulatory agencies.

Response:

We will include language similar to the following in Management’s Discussion and Analysis under “Recent Developments” and in our notes to consolidated financial statements under “Reinsurance”, when appropriate, in future periodic reports, including our Annual Report on Form 10-K that we expect to file shortly:

In the normal course of business, we limit the maximum net loss that can arise from large risks, risks in concentrated areas of exposure and catastrophes, such as hurricanes or other similar loss occurrences, by reinsuring certain levels of risk in various areas of exposure with other insurers or reinsurers under our reinsurance agreements. Our intention is to limit our exposure and the exposure of Universal Property & Casualty Insurance Company (“UPCIC”) and American Platinum Property and Casualty Insurance Company (with UPCIC, the “Insurance Entities”), thereby protecting stockholders’ equity and the Insurance Entities’ capital and surplus, even in the event of catastrophic occurrences, through reinsurance agreements. Without these reinsurance agreements, the Insurance Entities would be more substantially exposed to catastrophic losses with a greater likelihood that those losses could exceed their statutory capital and surplus. Any such catastrophic event, or multiple catastrophes, could have a material adverse effect on the Insurance Entities’ solvency and our results of operations, financial condition and liquidity.

UIH owns and maintains a segregated account, Segregated Account T25 – Universal Insurance Holdings of White Rock Insurance (SAC) Ltd. (“T25”), established in accordance with Bermuda law. As part of our overall reinsurance program, T25 at times enters into underlying excess catastrophe contracts with the Insurance Entities for the purpose of assuming certain risk for specified loss occurrences, including hurricanes. The agreements between T25 and the Insurance Entities are a cost-effective alternative to reinsurance that the Insurance Entities would otherwise purchase from third-party reinsurers. While we retain the risk that otherwise would have been transferred to third party reinsurers, these agreements provide benefits to the Insurance Entities in “no-loss” years that cannot be replicated in the open reinsurance market. These benefits include the return to the Insurance Entities of a substantial portion of the earned reinsurance premiums under the contract. All the related intercompany transactions with respect to these agreements are eliminated in consolidation.

Under the T25 agreement effective June 1, 2011 through May 31, 2012, T25 retained a maximum, pre-tax liability of $140.2 million, in excess of $44.8 million, for the first catastrophic event up to $1.781 billion of losses. The Insurance Entities were required to make premium installment payments aggregating $111.4 million to T25, subject to the terms of the agreement. Through capital contributions made to T25 by UIH, T25 contributes an amount equal to its liability for losses, net of the Insurance Entities’ required premium payments and expenses thereon, to a trust account as collateral. The trust account was funded with the amount of required collateral at the inception of the agreement and invested in a cash reserve fund. The amounts held in the cash reserve fund are included in restricted cash and cash equivalents in our Consolidated Balance Sheets. The collateral was available to be used to pay any claims that may have arisen from the occurrence of covered events. The collateral was required to be held in trust for the benefit of the Insurance Entities until the occurrence of a covered event or expiration or termination of the agreement between T25 and the Insurance Entities. UIH has no requirement to fund T25 in the event losses exceed the amount of collateral held in trust.

Reinsurance agreements between T25 and the Insurance Entities are generally terminated on or about May 31 and December 31 each year and replaced with similarly structured agreements or with agreements with third party reinsurers effective June 1 and January 1, respectively. The terminations effective May 31 are intended to coordinate and integrate the replacement contracts into the Insurance Entities’ overall reinsurance program and the related changes to limits and retention levels for the subsequent contract year (i.e., June 1 through May 31). The terminations effective December 31 are intended to provide the aforementioned benefit of return premium to the Insurance Entities.

The T25 agreement effective June 1, 2011 through May 31, 2012 was terminated effective December 31, 2011, pursuant to the terms of the agreement. In anticipation of the termination of the agreement, the affiliates agreed to release funds held in trust due to the beneficiary (i.e., the Insurance Entities) during December 2011 and the balance to the grantor (i.e., UIH) in December 2011 and January 2012.

We continually evaluate strategies to more effectively manage our exposure to catastrophe losses, including the maintenance of catastrophic reinsurance coverage. Effective January 1, 2012, the T25 contract was subsequently replaced, at identical limits and retentions as the prior agreement, with an unaffiliated third-party reinsurer as an open market purchase. Effective January 1, 2012 through May 31, 2012, under an excess catastrophe contract, the Insurance Entities obtained catastrophe coverage of $140.2 million in excess of $44.8 million covering certain loss occurrences including hurricanes. The total cost of this reinsurance coverage is $4.4 million. In the event of a non-hurricane loss subject to this contract, the Insurance Entities will pay to the reinsurer 20.0% of the ultimate net loss ceded to the reinsurer arising out of such non-hurricane loss. For further discussion of risks associated with our reinsurance programs, see “Item 1A. RISK FACTORS – Reinsurance may be unavailable at current levels and prices, which may limit our ability to write new business” in our Annual Report on Form 10-K.

With respect to your comments as to the presentation of “restricted cash and cash equivalents:”

•

We believe that the amounts related to T25 held in trust, as well as amounts held on deposit with state regulatory agencies, are subject to guidance provided by ASC 302-10-S50-1 regarding disclosures of cash and cash items that are restricted as to withdrawal or usage.

•

We will present the amounts held in trust related to the T25 arrangements and amounts on deposit with state regulatory agencies, separate and apart from cash and cash equivalents in our Consolidated Balance Sheets under the caption “restricted cash and cash equivalents.”

•

We will present the changes in restricted cash and cash equivalents as a separate caption under cash provided by or used in cash flows from operating activities in our Consolidated Statements of Cash Flows. This treatment is based on non-authoritative guidance provided in chapter 14 of D.R. Carmichael, Lynford Graham, 2011, Accountants’ Handbook (11th Edition), Wiley as follows: “Cash or cash equivalents may be restricted by management for some noncurrent purpose. Under these circumstances, the cash or cash equivalents should be classified as noncurrent based on management’s intent. The amount would be reported as a use of cash and classified as operating, investing, or financing depending on the intended applications.” Since the amounts held in trust and on deposit with state regulatory agencies relate to agreements that are at the heart of our operations, and would be used to satisfy obligations under the reinsurance agreement such as paying premiums or losses, or as a return of funds to T25 and the Insurance Entities upon termination of the agreement, we believe it is appropriate to classify changes in restricted cash and cash equivalents related to the T25 arrangement in operating activities.

•

We will make all necessary changes to any disclosures, including disclosures in our notes to financial statements, presenting any measure of cash and cash equivalents and present, where appropriate, amounts of restricted cash and cash equivalents as a separate disclosure.

•

We will make disclosures in the notes to financial statements under the caption “Basis of Presentation and Consolidation” explaining the impact of these changes to line items affected in the financial statements covering periods included in prior periodic reports and other filings.

Please indicate whether you have any objection to the additional language we intend to incorporate in future filings regarding the T25 arrangement or with our treatment of restricted cash and cash equivalents in the statement of cash flows.

Furthermore, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or if I can be of additional assistance, please contact me at (954) 958-1226.

Very truly yours,

/s/ George R. De Heer

George R. De Heer

Chief Financial Officer